Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2015 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2015 First Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $432.2 million in 1Q15, representing a YoY increase of 36.7%. Gross bookings for Hotels and packages increased by 85.0% in 1Q15.

•	Transactions for Hotels and packages improved by 106.5% YoY in 1Q15. Transactions for air ticketing grew by 16.1% YoY in 1Q15.

•	Revenue rose 31.3% YoY to $94.8 million in 1Q15.

•	Revenue less service costs(2) increased 43.8% YoY to $35.5 million in 1Q15.

•	Revenue less service costs(2) for Hotels and packages increased 70.9% YoY in 1Q15. Hotels and packages contribution increased to 49.6% in 1Q15 versus 41.7% in 1Q14.

Gurgaon, India and New York, July 30, 2014 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended June 30, 2014.

“MakeMyTrip is pleased to announce strong operating and financial performance in the fiscal first quarter of 2015” said Deep Kalra, Chairman and Group CEO. “The various investments made in the past fiscal year helped us to accelerate growth in the seasonally high travel quarter, particularly in the hotels & packages business. We are therefore reinforcing investments to ensure MakeMyTrip’s customers continue to have the best possible experience”.

(in thousands except EPS)	3 months Ended June 30, 2013	3 months Ended June 30, 2014	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$77,163.9	$94,844.0	22.9%	31.3%
Revenue Less Service Costs(2)	$26,010.4	$35,452.6	36.3%	43.8%
Air Ticketing	$14,253.7	$16,475.2	15.6%	23.9%
Hotels & packages	$10,859.0	$17,872.9	64.6%	70.9%
Other	$897.8	$1,104.6	23.0%	31.3%
Results from Operating Activities	($5,447.7)	($3,362.0)
Adjusted Operating Profit (Loss)(3)	($1,989.9)	$267.0
Loss for the period	($9,091.3)	($3,964.0)
Adjusted Net Profit (Loss)(4)	($5,098.4)	$190.8
Diluted loss per share	($0.24)	($0.09)
Adjusted Diluted Earnings (Loss) per share(4)	($0.14)	$0.004

Operating Metrics
Gross Bookings(5)	$335,496.0	$432,175.6	28.8%	36.7%
Air Ticketing	$251,056.0	$282,074.9	12.4%	20.4%
Hotels & packages	$84,440.0	$150,100.7	77.8%	85.0%
Number of Transactions
Air Ticketing	949.3	1102.0	16.1%
Hotels & packages	182.0	376.0	106.5%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, direct cost related to registration of shares by shareholders, severance cost related to a prior acquisition, and amortization of acquisition related intangibles.
(4)	Profit (loss) for the period excluding employee share-based compensation costs, direct cost related to registration of shares by shareholders, severance cost related to a prior acquisition, amortization of acquisition related intangibles, net change in value of financial liability in business combination, net (gain) loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/13	40,142		$12.63	40,142	$24,492,145
04/01/13 – 04/30/13	NIL	$	NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100		$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$	NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$	NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$	NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$	NIL	NIL	$24,490,893
10/01/13 – 10/31/13	NIL	$	NIL	NIL	$24,490,893
11/01/13 – 11/30/13	NIL	$	NIL	NIL	$24,490,893
12/01/13 – 12/31/13	NIL	$	NIL	NIL	$24,490,893
01/01/14 – 01/31/14	NIL	$	NIL	NIL	$24,490,893
02/01/14 – 02/28/14	NIL	$	NIL	NIL	$24,490,893
03/01/14 – 03/31/14	NIL	$	NIL	NIL	$24,490,893
04/01/14 – 04/30/14	NIL	$	NIL	NIL	$24,490,893
05/01/14 – 05/31/14	NIL	$	NIL	NIL	$24,490,893
06/01/14 – 06/30/14	NIL	$	NIL	NIL	$24,490,893

Total	40,242		$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of June 30, 2014, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2015 First Quarter Financial Results

Revenue. We generated revenue of $94.8 million in the quarter ended June 30, 2014, an increase of 22.9% (31.3% in constant currency) over revenue of $77.2 million in the quarter ended June 30, 2013.

Air Ticketing. Revenue from our air ticketing business increased by 8.3% (16.0% in constant currency) to $16.5 million in the quarter ended June 30, 2014 from $15.2 million in the quarter ended June 30, 2013. Our revenue less service costs increased by 15.6% (23.9% in constant currency) to $16.5 million in the quarter ended June 30, 2014 from $14.3 million in the quarter ended June 30, 2013. This was primarily due to an increase in gross bookings of 12.4% (20.4% in constant currency) and a 16.1% increase in the number of transactions year over year, further aided by a marginal increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 5.7% in the quarter ended June 30, 2013 to 5.8% in the quarter ended June 30, 2014.

Hotels and Packages. Revenue from our hotels and packages business increased by 26.6% (34.6% in constant currency) to $77.3 million in the quarter ended June 30, 2014, from $61.0 million in the quarter ended June 30, 2013. Our revenue less service costs increased by 64.6% (70.9% in constant currency) to $17.9 million in the quarter ended June 30, 2014 from $10.9 million in the quarter ended June 30, 2013. This was due to an increase in gross bookings of 77.8% (85.0% in constant currency) and a 106.5% increase in the number of transactions year over year and offset by decrease in net revenue margin from 12.9% in the quarter ended June 30, 2013 to 11.9% in the quarter ended June 30, 2014. The growth in this segment was aided by the acquisition of Easytobook Group in February 2014.

Other Revenue. Our other revenue increased to $1.1 million in the quarter ended June 30, 2014 from $0.9 million in the quarter ended June 30, 2013, primarily due to an increase in advertisement income on our websites.

Total Revenue less Service Costs. Our total revenue less service costs increased by 36.3% (43.8% in constant currency) to $35.5 million in the quarter ended June 30, 2014 from $26.0 million in the quarter ended June 30, 2013, primarily as a result of a 64.6% (70.9% in constant currency) increase in our hotels and packages revenue less service costs and a 15.6% (23.9% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $10.8 million in the quarter ended June 30, 2014 from $9.8 million in the quarter ended June 30, 2013. This increase was on account of annual increase in wages, and consolidation of the Easytobook Group acquired in the previous quarter, which was partially offset by lower employee share-based compensation costs in the quarter ended June 30, 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 2.9 percentage points year over year. Further, personnel expenses include one-time payment of severance cost related to a prior acquisition of $0.6 million, to an exiting founder of an acquired entity in the quarter ended June 30, 2014.

Other Operating Expenses. Other operating expenses increased by 28.5% to $26.3 million in the quarter ended June 30, 2014 from $20.5 million in the quarter ended June 30, 2013, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, increases in payment gateway charges and outsourcing fees in line with the growth in our business and the consolidation of the Easytobook Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $3.4 million in the quarter ended June 30, 2014 as compared to a loss of $5.4 million in the quarter ended June 30, 2013. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both quarters ended June 30, 2014 and 2013, direct cost related to registration of shares by shareholders in the quarter ended June 30, 2013 and severance cost related to a prior acquisition incurred in the quarter ended June 30, 2014, we would have recorded an operating profit of $0.3 million in the quarter ended June 30, 2014 as compared with an operating loss of $2.0 million in the quarter ended June 30, 2013.

Net Finance Income (Costs). Our net finance cost was $0.5 million in the quarter ended June 30, 2014 as compared to a net finance cost of $3.5 million in the quarter ended June 30, 2013, primarily due to higher foreign exchange loss and higher provisioning of loss on trade and other receivables in the quarter ended June 30, 2013.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2014 was $4.0 million as compared to a loss of $9.1 million in the quarter ended June 30, 2013. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, income tax benefit (expense) for the first quarter of both fiscal years 2015 and 2014, direct cost related to registration of shares by shareholders, net loss on change in the fair value of derivative financial instruments in the quarter ended June 30, 2013, and severance cost related to a prior acquisition incurred in the quarter ended June 30, 2014, we would have recorded a net profit of $0.2 million in the quarter ended June 30, 2014 and a net loss of $5.1 million in the quarter ended June 30, 2013.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.09 for the quarter ended June 30, 2014 as compared to diluted loss per share of $0.24 in the quarter ended June 30, 2013. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, income tax benefit (expense) for the first quarter of both fiscal years 2015 and 2014, direct cost related to registration of shares by shareholders, net loss on change in the fair value of derivative financial instruments in the quarter ended June 30, 2013, and severance cost related to a prior acquisition incurred in the quarter ended June 30, 2014, as mentioned in the preceding paragraph, diluted earnings per share would have been $0.004 in the quarter ended June 30, 2014, compared to diluted loss per share of $0.14 in the quarter ended June 30, 2013.

Fiscal Year 2014-15 Outlook

The financial performance achieved in the fiscal first quarter of 2015, including the growth momentum achieved within our hotels & packages business during the holiday high season quarter, increases our confidence that we will be able to deliver on our strategic and financial targets for fiscal 2015. We are therefore narrowing the range of our fiscal year 2015 annual revenue less service cost guidance with a growth of 25%-28%, which is in the range of $133 million to $136 million.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2014 beginning at 10:00 a.m. EDT on July 30, 2014. To participate, please dial +1-800-299-8538 from within the U.S. or +1-617-786-2902 from any other country. Thereafter, callers will be prompted to enter the participant passcode 18706278. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-888-286-8010 and using passcode 18058015. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares by the shareholders, severance cost related to a prior acquisition, direct cost related to public offerings, net change in value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 6, 2014, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 13,000 hotels and guesthouses in India, more than 184,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2014	As at June 30, 2014
	(in USD)
Assets
Property, plant and equipment	8,532,640	8,955,936
Intangible assets and goodwill	39,240,542	38,832,890
Trade and other receivables, net	982,585	875,128
Investment in equity-accounted investee	1,122,594	1,093,312
Other investments	3,973,363	4,015,724
Term deposits	75,656,254	72,646,915
Non-current tax assets	6,515,244	7,304,373
Other non-current assets	476,326	531,289

Total non-current assets	136,499,548	134,255,567

Inventories	515,663	241,266
Current tax assets	2,183,841	2,188,766
Trade and other receivables, net	28,373,066	24,146,265
Term deposits	29,513,593	33,039,395
Other current assets	34,739,530	34,195,073
Cash and cash equivalents	38,011,775	39,123,317

Total current assets	133,337,468	132,934,082

Total assets	269,837,016	267,189,649

Equity
Share capital	20,836	20,881
Share premium	238,423,499	239,353,278
Reserves	(1,481,871)	(933,922)
Accumulated deficit	(81,806,068)	(85,745,409)
Share based payment reserve	20,092,179	22,134,756
Foreign currency translation reserve	(13,663,555)	(13,731,797)

Total equity attributable to equity holders of the Company	161,585,020	161,097,787
Non-controlling interest	714,505	696,849

Total equity	162,299,525	161,794,636

Liabilities
Loans and borrowings	203,108	297,810
Employee benefits	963,176	1,050,242
Deferred revenue	2,353,593	2,643,108
Deferred tax liabilities	277,096	263,948
Other non-current liabilities	7,667,666	6,451,716

Total non-current liabilities	11,464,639	10,706,824

Loans and borrowings	115,005	133,501
Trade and other payables	86,213,527	86,787,713
Deferred revenue	1,336,238	1,724,212
Other current liabilities	8,408,082	6,042,763

Total current liabilities	96,072,852	94,688,189

Total liabilities	107,537,491	105,395,013

Total equity and liabilities	269,837,016	267,189,649

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended June 30,
	2013	2014
	(in USD)
Revenue
Air ticketing	15,218,704	16,475,199
Hotels and packages	61,047,423	77,264,203
Other revenue	897,766	1,104,594

Total revenue	77,163,893	94,843,996

Other income	110,086	288,376

Service cost
Procurement cost of hotel and packages services	50,188,443	59,391,351
Cost of air tickets coupon	965,013	—
Personnel expenses	9,799,967	10,794,327
Other operating expenses	20,451,845	26,273,156
Depreciation and amortization	1,316,395	2,035,532

Result from operating activities	(5,447,684)	(3,361,994)

Finance income	1,094,370	736,921
Finance costs	4,633,050	1,283,885

Net finance costs	(3,538,680)	(546,964)

Share of loss of equity-accounted investee	(50,196)	(29,282)

Loss before tax	(9,036,560)	(3,938,240)
Income tax expense	(54,698)	(25,745)

Loss for the period	(9,091,258)	(3,963,985)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(2,171,653)	(67,789)
Net change in fair value of available-for-sale financial assets	(496,376)	42,361

Other comprehensive income (loss) for the period, net of tax	(2,668,029)	(25,428)

Total comprehensive income (loss) for the period	(11,759,287)	(3,989,413)

Profit (Loss) attributable to:
Owners of the Company	(9,141,832)	(3,945,876)
Non-controlling interest	50,574	(18,109)

Loss for the period	(9,091,258)	(3,963,985)

Total comprehensive income (loss) attributable to:
Owners of the Company	(11,805,139)	(3,971,757)
Non-controlling interest	45,852	(17,656)

Total comprehensive loss for the period	(11,759,287)	(3,989,413)

Loss per share
Basic	(0.24)	(0.09)
Diluted	(0.24)	(0.09)

Weighted average number of shares
Basic	37,618,465	41,686,519
Diluted	37,618,465	41,686,519

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
	(In USD)
Balance as at April 1, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(3,945,876)	—	—	(3,945,876)	(18,109)	(3,963,985)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(68,242)	(68,242)	453	(67,789)
Net change in fair value of available-for-sale financial assets	—	—	—	42,361	—	—	—	42,361	—	42,361

Total other comprehensive income (loss)	—	—	—	42,361	—	—	(68,242)	(25,881)	453	(25,428)

Total comprehensive income (loss) for the period	—	—	—	42,361	(3,945,876)	—	(68,242)	(3,971,757)	(17,656)	(3,989,413)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	2,622,404	—	2,622,404	—	2,622,404
Issue of ordinary shares on exercise of share based awards	45	667,053	—	—	—	(573,292)	—	93,806	—	93,806

Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	6,535	(6,535)	—	—	—	—

Re-issue of own shares to settle the financial liability	—	262,726	505,588	—	—	—	—	768,314	—	768,314

Total transactions with owners	45	929,779	505,588	—	6,535	2,042,577	—	3,484,524	—	3,484,524

Balance as at June 30, 2014	20,881	239,353,278	(20,762)	(913,160)	(85,745,409)	22,134,756	(13,731,797)	161,097,787	696,849	161,794,636

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the three months ended June 30,
	2013	2014
	(in USD)
Loss for the period	(9,091,258)	(3,963,985)
Adjustments for non-cash items	7,873,391	5,199,422
Change in working capital	(5,815,847)	2,976,676

Net cash generated from (used in) operating activities	(7,033,715)	4,212,113

Net cash generated from (used in) investing activities	7,129,846	(1,784,098)

Net cash generated from (used in) financing activities	(957,343)	(1,162,607)

Increase (decrease) in cash and cash equivalents	(861,212)	1,265,408
Cash and cash equivalents at beginning of the period	35,634,957	38,011,775
Effect of exchange rate fluctuations on cash held	(1,684,825)	(153,866)

Cash and cash equivalents at end of the period	33,088,920	39,123,317

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	(In USD)
	Three months ended June 30,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014

Revenue	15,218,704	16,475,199	61,047,423	77,264,203	897,766	1,104,594	77,163,893	94,843,996

Less:
Service cost	965,013	—	50,188,443	59,391,351	—	—	51,153,456	59,391,351

Revenue less service cost	14,253,691	16,475,199	10,858,980	17,872,852	897,766	1,104,594	26,010,437	35,452,645

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30,
(Unaudited)	2013	2014
	(in USD)
Result from operating activities as per IFRS	(5,447,684)	(3,361,994)
Add: Employee share-based compensation costs	3,009,379	2,567,404
Add: Direct cost related to registration of shares by shareholders	114,705	—
Add: Severance cost related to a prior acquisition	—	637,569
Add: Acquisition related intangibles amortization	333,742	424,020

Adjusted Operating Profit (Loss)	(1,989,858)	266,999

Reconciliation of Adjusted Net Income (Loss)	For the three months ended June 30,
(Unaudited)	2013	2014
	(in USD)
Income (Loss) for the period as per IFRS	(9,091,258)	(3,963,985)
Add: Employee share-based compensation costs	3,009,379	2,567,404
Add: Direct cost related to registration of shares by shareholders	114,705	—
Add: Acquisition related intangibles amortization	333,742	424,020
Add: Net loss on change in fair value of derivative financial instrument	203,651	—

Add: Severance cost related to a prior acquisition	—	637,569
Add: Net change in value of financial liability related to business combination	276,719	500,004
Less: Income tax (benefit) expense	54,698	25,745

Adjusted Net Profit (Loss)	(5,098,364)	190,757

Adjusted Earnings (Loss) per share
Diluted	(0.14)	0.004

	For the three months ended June 30, 2014
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	8.3%	26.6%	23.0%	22.9%	15.6%	64.6%	23.0%	36.3%
Impact of Foreign Currency Translation	7.8%	8.0%	42.7%	8.4%	8.3%	6.3%	8.3%	7.5%

Constant Currency Growth	16.0%	34.6%	65.8%	31.3%	23.9%	70.9%	31.3%	43.8%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended June 30,
	2013	2014
	(in thousands, except percentages)
Number of transactions
Air ticketing	949.3	1,102.0
Hotels and packages	182.0	376.0

Revenue less service cost: (In USD)
Air ticketing	14,253.7	16,475.2
Hotels and packages	10,859.0	17,872.9
Other revenue	897.8	1,104.6

	26,010.4	35,452.6

Gross Bookings (In USD)
Air ticketing	251,056.0	282,074.9
Hotels and packages	84,440.0	150,100.7

	335,496.0	432,175.6

Net revenue margins
Air ticketing	5.7%	5.8%
Hotels and packages	12.9%	11.9%

Combined net revenue margin for air ticketing and hotels and packages	7.5%	7.9%